                            UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION



                       Washington, D.C.  20549




                             FORM  11-K

                      ________________________


 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                             ACT OF 1934
             for the Fiscal Year Ended December 31, 1994


                   Commission File Number 0-20252


         CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN

                      (Full title of the Plan)

              Delaware                             41-1718075
    (State or other jurisdiction                (I.R.S. Employer
         of incorporation)                     Identification No.)


                     CONTROL DATA SYSTEMS, INC.
                     4201 Lexington Avenue North
                  Arden Hills, Minnesota 55126-6198


              (Name and address of principal executive
             office of the issuer of the securities held
                        pursuant to the Plan)

(KPMG Peat Marwick LLP Letterhead)



                    Independent Auditors' Report


The Board of Directors and the Retirement Committee
Control Data Systems, Inc.:


We have audited the accompanying statements of net assets available for plan benefits of the Control Data Systems, Inc. Personal Investment Plan (the "Plan") as of December 31, 1994 and 1993 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                          /s/  KPMG Peat Marwick LLP

Minneapolis, Minnesota
June 19, 1995

               CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN

                   Index to Financial Statements and Schedules



                                                                        Page
                                                                        -----
Financial Statements:

    Statement of Net Assets Available for Plan Benefits -
      December 31, 1994                                                    1

    Statement of Net Assets Available for Plan Benefits -
      December 31, 1993                                                    2

    Statement of Changes in Net Assets Available for Plan
      Benefits - Year Ended December 31, 1994                              3

    Statement of Changes in Net Assets Available for Plan Benefits -
      Year Ended December 31, 1993                                         4

    Notes to Financial Statements for December 31, 1994 and 1993           5



Supplemental  Schedules:

    Schedule 1 - Item 27a - Schedule of Assets Held for Investment
                            Purposes - December 31, 1994                  10

    Schedule 2 - Item 27d - Schedule of Reportable Transactions - Year
                            Ended December 31, 1994                       11


Signature                                                                 12


Exhibit 24 - Consent of Independent Auditors                              13

               CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN
               Statement of Net Assets Available for Plan Benefits
                                December 31, 1994
                             (Dollars in thousands)

                               Control Data
                                 Systems     Ceridian           Money    Fixed
                                  Stock       Stock    Equity   Market   Income   Balanced    Loan
                                   Fund        Fund     Fund     Fund     Fund      Fund      Fund     Total
                               ------------  --------  -------  -------  -------  ---------  -------  --------
Assets:
Investments
   Control Data Systems
     Common Stock             $       302   $      -  $     -  $     -  $     -  $       -  $     -  $    302
     (Cost $401)

   Ceridian Corporation
     Common Stock                       -      1,086        -        -        -          -        -     1,086
     (Cost $768)

   T. Rowe Price
     New Horizons Fund                  -          -    5,885        -        -          -        -     5,885
     (Cost $6,343)

   T. Rowe Price
     International Stock Fund           -          -    2,601        -        -          -        -     2,601
     (Cost $2,805)

   T. Rowe Price
     Capital Appreciation Fund          -          -    1,011        -        -          -        -     1,011
     (Cost $1,062)

   T. Rowe Price
     Prime Reserve Fund                 -          -        -    6,203        -          -        -     6,203
     (Cost $6,203)

   T. Rowe Price
     New Income Fund                    -          -        -        -    3,927          -        -     3,927
     (Cost $4,274)

   T. Rowe Price
     Equity Income Fund                 -          -        -        -        -     11,033        -    11,033
     (Cost $11,464)

   T. Rowe Price
     Balanced Fund                      -          -        -        -        -        728        -       728
     (Cost $774)

   Loans Receivable
     from Participants                  -          -        -        -        -          -    1,164     1,164
     (Cost $1,164)
                               ------------   -------  -------  -------  -------  ---------  -------  --------
Net Assets of Plan
     Participants             $       302    $ 1,086  $ 9,497  $ 6,203  $ 3,927  $  11,761  $ 1,164  $ 33,940
                               ============   =======  =======  =======  =======  =========  =======  ========








See accompanying notes to financial statements.
                                                         1

               CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN
               Statement of Net Assets Available for Plan Benefits
                               December 31, 1993
                             (Dollars in thousands)

                               Control Data
                                 Systems     Ceridian           Money    Fixed
                                  Stock       Stock    Equity   Market   Income   Balanced    Loan
                                   Fund        Fund     Fund     Fund     Fund      Fund      Fund     Total
                               ------------  --------  -------  -------  -------  ---------  -------  --------
Assets:
 Investments
   Control Data Systems
     Common Stock             $       485   $      -  $     -  $     -  $     -  $       -  $     -  $    485
     (Cost $493)

   Ceridian Corporation
     Common Stock                       -      1,082        -        -        -          -        -     1,082
     (Cost $869)

   T. Rowe Price
     New Horizons Fund                  -          -    5,899        -        -          -        -     5,899
     (Cost $5,742)

   T. Rowe Price
     International Stock Fund           -          -    1,668        -        -          -        -     1,668
     (Cost $1,422)

   T. Rowe Price
     Capital Appreciation Fund          -          -      685        -        -          -        -       685
     (Cost $645)

   T. Rowe Price
     Prime Reserve Fund                 -          -        -    6,321        -          -        -     6,321
     (Cost $6,321)

   T. Rowe Price
     New Income Fund                    -          -        -        -    4,911          -        -     4,911
     (Cost $4,826)

   T. Rowe Price
     Equity Income Fund                 -          -        -        -        -     11,252        -    11,252
     (Cost $10,721)

   T. Rowe Price
     Balanced Fund                      -          -        -        -        -        540        -       540
     (Cost $511)

  Contribution Receivable
     from Participants                  -          -        -       21        -          -        -        21
     (Cost $21)

   Loans Receivable
     from Participants                  -          -        -        -        -          -    1,454     1,454
     (Cost $1,454)
                               ------------   -------  -------  -------  -------  ---------  -------  --------
Net Assets of Plan
     Participants             $       485    $ 1,082  $ 8,252  $ 6,342  $ 4,911  $  11,792  $ 1,454  $ 34,318
                               ============   =======  =======  =======  =======  =========  =======  ========




See accompanying notes to financial statements.
                                                         2

               CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN
         Statement of Changes in Net Assets Available for Plan Benefits
                          Year Ended December 31, 1994
                             (Dollars in thousands)

                               Control Data
                                 Systems     Ceridian           Money    Fixed
                                  Stock       Stock    Equity   Market   Income   Balanced    Loan
                                   Fund        Fund     Fund     Fund     Fund      Fund      Fund     Total
                               ------------  --------  -------  -------  -------  ---------  -------  --------
Investment Income:
    Dividends                 $         -   $      -  $   756  $     -  $     -  $    974   $     -  $  1,730
    Interest                            -          -        -      233      324         -         -       557
    Net Appreciation
    (Depreciation) on
    Fair Market Value of
    Investments Including
    Realized Gains (Losses)          (162)       406     (740)       -     (429)     (488)        -    (1,413)
                               ------------  --------  -------  -------  -------  --------   -------  --------
Total Investment
    Income (Loss)                    (162)       406       16      233     (105)      486         -       874

Employee Contributions                 50          -    1,373    1,141      506     1,647         -     4,717

Interfund Transfers                   (20)      (133)   1,060      264     (770)     (401)        -         -

Loan Withdrawals                       (4)       (36)    (119)    (207)     (82)     (175)      623         -

Loan Repayments                         7          -      230      244       84       274      (839)        -

Interest on loans                       1          -       23       22       11        26         -        83

Withdrawals by Participants           (55)      (233)  (1,338)  (1,836)    (628)   (1,888)      (74)   (6,052)
                               ------------  --------  -------  -------  -------  --------   -------  --------
Increase (Decrease) in
    Net Assets of Plan
    Participants                     (183)         4    1,245     (139)    (984)      (31)     (290)     (378)

Net Assets of Plan
    Participants,
    Beginning of Year                 485      1,082    8,252    6,342    4,911    11,792     1,454    34,318
                               ------------  --------  -------  -------  -------  --------   -------  --------
Net Assets of Plan
    Participants,
    End of Year              $        302   $  1,086  $ 9,497  $ 6,203  $ 3,927  $ 11,761   $ 1,164  $ 33,940
                               ============  ========  =======  =======  =======  ========   =======  ========














See accompanying notes to financial statements.
                                                         3

               CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN
         Statement of Changes in Net Assets Available for Plan Benefits
                          Year Ended December 31, 1994
                             (Dollars in thousands)


                               Control Data
                                 Systems     Ceridian           Money    Fixed
                                  Stock       Stock    Equity   Market   Income   Balanced    Loan
                                   Fund        Fund     Fund     Fund     Fund      Fund      Fund     Total
                               ------------  --------  -------  -------  -------  ---------  -------  --------
Investment Income:
    Dividends                 $         -   $      -  $   893  $     -  $     -  $     818  $     -  $  1,711
    Interest                            -          -        -      157      309          -        -       466
    Net Appreciation
    on Fair Market Value of
    Investments Including
    Realized Gains                     16        232      552        -      115        669        -     1,584
                               ------------  --------  -------  -------  -------  ---------  -------  --------
Total Investment Income                16        232    1,445      157      424      1,487        -     3,761

Transfer from Evernet
    as of July 8, 1993
    (Footnote 2)                        -          -        -      454        -          -        2       456

Employee Contributions                 45          -    1,195    1,284      620      1,775        -     4,919

Interfund Transfers                   134       (259)   1,024     (911)      (5)        17        -         -

Loan Withdrawals                      (11)        (7)    (150)    (352)    (138)      (268)     926         -

Loan Repayments                         5          -      159      228      113        233     (738)        -

Interest on loans                       1          -       19       29       13         29        -        91

Withdrawals by Participants           (17)       (85)    (819)    (804)    (490)    (1,019)     (30)   (3,264)
                               ------------  --------  -------  -------  -------  ---------  -------  --------
Increase (Decrease) in
    Net Assets of Plan
    Participants                      173       (119)   2,873       85      537      2,254      160     5,963

Net Assets of Plan
    Participants,
    Beginning of Year                 312      1,201    5,379    6,257    4,374      9,538    1,294    28,355
                               ------------  --------  -------  -------  -------  ---------  -------  --------
Net Assets of Plan
    Participants,
    End of Year               $       485   $  1,082  $ 8,252  $ 6,342  $ 4,911  $  11,792  $ 1,454  $ 34,318
                               ============  ========  =======  =======  =======  =========  =======  ========







See accompanying notes to financial statements.
                                                         4

         CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN

                    Notes to Financial Statements

                     December 31, 1994 and 1993



(1)   Summary of Significant Accounting Policies

   (a) Basis of Presentation

       The accompanying financial statements are prepared on an accrual basis.

   (b) Valuation of Investments

       Investments are stated at their fair market value. Investments in Control Data Systems, Inc. ("Control Data Systems" or the "Company") common stock are valued by reference to the National Association of Security Dealers Automated Quotations Stock Exchange listing. Investments in the Ceridian Corporation ("Ceridian") common stock are valued by reference to the New York Stock Exchange Composite Transaction listing. Investments in T. Rowe Price mutual funds are valued using daily net asset value calculations performed by the funds and published by the National Association of Securities Dealers. Loans receivable from participants are valued at unamortized principal plus accrued interest.

       Participant contributions are paid by the Company to T. Rowe Price Trust Company (the "Trustee") on behalf of the participants in the amount by which each participant has elected to reduce eligible earnings. Contributions are paid to the Trustee as soon as administratively practicable after the date on which the participant would have otherwise received the eligible earnings. Any contributions or distributions outstanding at year end are shown as contributions receivable or distributions payable of the Plan.

       Interest and dividend income is recognized when earned.

       Purchases and sales of securities are recorded on a trade date basis. Net realized gains and losses are recognized by the Plan upon the sale of investments.

(2)    Description of the Plan

       The following description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

       The Plan is a defined contribution plan with funding coming from participant contributions and Company profit sharing contributions. Eligible employees (United States employees with nine hundred hours or more) may elect to contribute on a pretax basis, through payroll deductions, from one to seventeen percent of their annual compensation. Participant contributions are subject to an Internal Revenue Service maximum annual limit of $9,240 during 1994 and $8,994 during 1993. No Company contributions were made for the years ended December 31, 1994 and 1993.

         CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN

                    Notes to Financial Statements

                     December 31, 1994 and 1993



(2)   Description of the Plan, continued

       Control Data Systems is an independent public company established through the transfer by Ceridian, formerly named Control Data Corporation, of Ceridian's Computer Products business to the Company and the subsequent immediate spin-off of the Company from Ceridian as a stock dividend distribution to Ceridian stockholders. Holders of Ceridian common stock on July 29, 1992, the record date, received a dividend distribution of one share of Control Data Systems common stock for every four shares of Ceridian common stock. The spin-off was effective as of the close of business on July, 31, 1992. The Plan was adopted by the Board of Directors of the Company on July 28, 1992 and Plan assets were transferred from the Ceridian Personal Investment Plan effective August 1, 1992.

       On June 4, 1993, the Company acquired all of the outstanding capital stock of Evernet Systems, Inc. ("Evernet"), a privately held network systems integrator. Plan assets from Evernet's Systems, Inc. 401(k) Plan were transferred from Evernet Systems, Inc. effective July 8, 1993.

       Effective January 1, 1993, Metaphase Technology, Inc. ("Metaphase"), a joint venture of the Company, adopted the Company's Plan. Metaphase employees are able to participate in the Plan subject to Plan eligibility requirements.

       Effective January 1, 1993, the Plan was amended to allow the payment of Company profit sharing contributions to participants of the Plan and to no longer make matching employer contributions. If the Company achieves certain financial goals, the Company may contribute a profit sharing amount which will be contributed as a percentage of each participant's eligible compensation during the year. The participants are fully vested in the Company profit sharing contribution. No profit sharing amounts were contributed by the Company during 1994 or 1993.

       Participant contributions, including any earnings and gains attributed to such contributions, are fully vested. No forfeitures will occur pursuant to the Plan, as participants are immediately and fully vested in all contributions. While the participant is employed by the Company and prior to age 59 1/2, withdrawals may be made only for "financial hardships" as defined by federal regulations or "total disability" as defined by the Plan. After age 59 1/2, participants may withdraw part or all of their accounts.

       Participants may borrow up to fifty percent of the portion of their accumulated participant contributions. Each participant who is employed by a participating employer or another affiliated organization is entitled to borrow funds. The minimum loan is $1,000 and may not exceed the lesser of
       (i) $50,000 less the largest amount of loans outstanding to the participant during the preceding 12 months; or (ii) fifty percent of accumulated participant contributions. The Plan allows participants to concurrently have three loans outstanding, only one of which can be a long term loan (six to ten years). Long-term loans must be used for the purchase of a primary residence. The interest rate for loans is specified by the Company's Retirement Committee (the "Administrator") and is based on the prime rate. Loans to participants were at interest rates which range from 5.8 percent to 10.9 percent at December 31, 1994 and 1993. The rate for new loans is subject to change on each January 1 and July 1.

       All expenses of administering the Plan as well as all brokerage commissions are paid by the Company.

         CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN

                    Notes to Financial Statements

                     December 31, 1994 and 1993




(3)  Description of Investment Options

       Participant contributions are invested by the Plan Trustee in accordance with participant elections, in one or more of five investment options the Plan offers. Participants are not offered the option of investing in Ceridian Stock following the spin-off from Ceridian on July 31, 1992. Participants may elect contributions to be invested, in 10 percent increments, to the available investment options. A participant may transfer balances from one investment option to another within the Plan.

       (a) Control Data Systems Stock Fund - Funds are invested in common stock of Control Data Systems.

       (b) Ceridian Stock Fund - Funds are invested in common stock of Ceridian. After the spin-off from Ceridian, participants are no longer offered the option of making additional investments in the Ceridian Stock Fund.

       (c) Equity Fund - Funds are invested in the T. Rowe Price International Stock Fund, New Horizons Fund, or Capital Appreciation Fund. These are mutual funds which invest primarily in the common stock and bonds of a diversified group of small, rapidly growing companies.

       (d) Money Market Fund - Funds are invested in the T. Rowe Price Prime Reserve Fund, a money market fund.

       (e) Fixed Income Fund - Funds are invested in the T. Rowe Price New Income Fund, a mutual fund which invests in long, intermediate and short-term marketable debt securities of United States and foreign issuers.

       (f) Balanced Fund - Funds are invested in the T. Rowe Price Equity Income Fund or Balanced Fund. These are mutual funds which invest primarily in dividend paying common stock of established companies or in a diversified portfolio of common stocks and bonds.

       (g)    Loan Fund - Loans receivable from participants.


(4)  Custodian of Investments

       Under the terms of the trust agreement dated July 31, 1992, between the Trustee and Control Data Systems, the Trustee holds, manages, and invests contributions, consistent with elections made by participants in the Company's Personal
       Investment  Plan  (the  "Plan"),  in  the  investment  options selected by the Company's Retirement Committee to be available for investment under the Plan.

       The Trustee carries a banker's blanket bond in excess of $50,000,000 insuring against losses.

         CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN

                    Notes to Financial Statements

                     December 31, 1994 and 1993



(5)   Number of Participants

       The number of participants in each investment option as of December 31, 1994 and 1993 were as follows:

                                  1994      1993
                                 -----     -----
         Control Data Systems      481       599
         Ceridian Stock Fund       432       541
         Equity Fund             1,007       949
         Money Market Fund         575       691
         Fixed Income Fund         427       539
         Balanced Fund             838       942


       The total number of participants in the Plan was 1,052 and 1,231 at December 31, 1994 and 1993, respectively, which is less than the sum of the number of participants shown above because many were participating in more than one fund.

(6)   Withdrawals

       Withdrawals under the Plan due to termination or retirement were $6,051,757 and $3,264,193 for the years ended December 31,1994 and 1993, respectively. During these same periods, loan withdrawals under the Plan were $623,300 and $925,900, respectively.

(7)   Plan Termination

       The Company, by action of its Board of Directors or other governing body, may terminate the Plan. All participants at the time of such termination shall be 100 percent vested in their accounts and shall be entitled to a benefit equal to the value of their accounts determined as of the valuation date following termination.

(8)   Party-in-interest Transactions

       Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under the Pension
       Reform Act unless a specific exemption exists. Plan assets were invested in Company stock and T. Rowe Price funds during 1994 and 1993. T. Rowe Price Trust Company and the Company are parties-in-interest with respect to the Plan. However, transactions between the Plan and T. Rowe Price Trust Company and the Company are exempt from being considered as "prohibited transactions" under the Employee Retirement Income Security Act of 1974 Section 408(b).

         CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN

                    Notes to Financial Statements

                     December 31, 1994 and 1993



(9)   Investments Exceeding 5% of Plan Assets

       The following investments exceed 5% of Plan assets as of December 31, 1994 and 1993:

                                                       1994           1993
                                                    Fair Value     Fair Value
                                                      Amount         Amount
                                                    ----------     ----------
         T. Rowe Price New Horizons Fund          $  5,884,657   $  5,898,861
         T. Rowe Price International Stock Fund      2,601,391      1,668,340
         T. Rowe Price Prime Reserve Fund            6,203,303      6,341,497
         T. Rowe Price New Income Fund               3,926,777      4,910,682
         T. Rowe Price Equity Income Fund           11,032,695     11,251,886


(10)  Income Tax Status

       The Plan's predecessor, the Ceridian Personal Investment Plan, has received a favorable determination letter of tax qualification dated March 7, 1984, from the Internal Revenue Service. The Company's attorneys have submitted application for a new favorable determination letter within the time frame specified by the IRS. The Plan administrator believes the Plan continues to qualify under the provisions of Section 401(a) of the Internal Revenue
       Code, and the trust established thereunder is thereby exempt from federal income taxes under Section 501(a) of the Code. An employee's pretax contributions under the Plan will reduce the participant's taxable income for federal, and in most states, state income tax purposes. Additionally, each participant's portion of earnings from the investments made with contributions under the Plan, generally, are not taxable until distributed or withdrawn.

                                                               Schedule 1

               CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN

            Item 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1994

                             (Dollars in thousands)



                                                                            Current
          Identity of Issuer, Borrower           Description       Cost      Value
     ---------------------------------------   ---------------   --------   --------
*    Control Data Systems                      Common stock-
                                               43,939 shares    $    401   $    302



     Ceridian Corporation                      Common stock-
                                               40,407 shares         768      1,086


                                               Mutual fund-
*    T. Rowe Price New Horizons Fund           398,690 units       6,343      5,885
*    T. Rowe Price International Stock Fund    229,805 units       2,805      2,602
*    T. Rowe Price Capital Appreciation Fund    83,495 units       1,062      1,010


                                               Mutual fund-
*    T. Rowe Price Prime Reserve Fund          6,203,303 units     6,203      6,203


                                               Mutual fund-
*    T. Rowe Price New Income Fund             468,030 units       4,274      3,927


                                               Mutual fund-
*    T. Rowe Price Equity Income Fund          690,281 units      11,464     11,033
*    T. Rowe Price Balanced Fund                65,401 units         774        728

     Participant loans                           5.8% - 10.9%      1,164      1,164
                                                                 --------   --------

                                                               $  35,258   $ 33,940
                                                                 ========   ========

  *  Represents investment in party-in-interest


  See independent auditors' report.

                                                                 Schedule 2

               CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN

                  Item 27d - Schedule of Reportable Transactions

                                December 31, 1994

                             (Dollars in thousands)



     Identity of Party           Total          Total          Total
         Involved/            Dollar Value   Dollar Value      Cost      Net Gain
   Description of Asset       Of Purchases     of Sales      of Sales    or (Loss)
- ---------------------------   ------------   ------------   ----------   ---------
*T. Rowe Price
   New Horizons Fund         $     2,217    $     1,746    $   1,704    $     42

*T. Rowe Price
   International Stock Fund        2,097            957          889          68

*T. Rowe Price
   Prime Reserve Fund              3,322          3,440        3,440           -

*T. Rowe Price
   New Income Fund                 1,005          1,560        1,626         (66)

*T. Rowe Price
   Equity Income Fund              3,035          2,822        2,738          84

* Represents investment in party-in-interest


See independent auditors' report.

                              SIGNATURE



       Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                       CONTROL DATA SYSTEMS, INC.
                       PERSONAL INVESTMENT PLAN





June 28, 1995          By:  /s/    J. F. KILLORAN
                          -----------------------
                            J. F. Killoran
                          Vice President and Chief Financial Officer